

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

December 15, 2006

<u>Via US Mail and Facsimile</u>

Mr. Brian R. Schaefgen
Chief Financial Officer
Ambassadors International, Inc.
1071 Camelback Street
Newport Beach, CA 92660

> **Re: Ambassadors International, Inc.
>   Form 10-K for the year ended December 31, 2005
>   Form 10-Q for the Quarterly Period Ended September 30, 2006
>   File No. 000-26420**

Dear Mr. Schaefgen:

We have completed our review of your Forms 10-K and 10-Q referenced above and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief